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SEC Mail Processing Section

FEB 29 2012

Washington, DC 121

AB 3/28

12012457

UNITED STATE[S]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portales Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East, 31st Street, 10th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irvin Stephenson 212-414-4860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I Irvin Stephenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portales Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

KEVIN J. KISSANE JR
Notary Public - State of New York
NO. 01KI6167641
Qualified in New York County
My Commission Expires 6/4/15

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portales Partners, LLC

Statement of Financial Condition
Year Ended December 31, 2011

Independent Auditors' Report

To the Members
Portales Partners, LLC

We have audited the accompanying statement of financial condition of Portales Partners, LLC (the "Company") as of December 31, 2011, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Portales Partners, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 24, 2012

Portales Partners, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 2,086,059
Accounts receivable	91,572
Due from clearing broker	299,436
Prepaid expenses	95,677
Fixed assets, net of accumulated depreciation of $388,210	166,026
Other assets	87,391
Total assets	$ 2,826,161
Liabilities and Members' Equity	
Liabilities	
Accrued expenses and other payables	$ 411,999
Total liabilities	411,999
Members' equity	2,414,162
Total liabilities and members' equity	$ 2,826,161

The accompanying notes are integral part of these financial statements.

1. Organization and Nature of Business

Portales Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in New York and commenced brokerage operations on August 5, 2001.

The Company provides research services mainly relating to the financial services industry and insurance industry sectors to various institutional investors or money managers. These research services are paid for either in cash or through a certain volume of trade on which the Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation except certain artworks. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for computer and equipment and furniture and fixtures range from five to seven years. The estimated useful life for leasehold improvements is the remaining term of the Company's lease or the life of the improvement, whichever is shorter.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition

Commissions earned through securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Income from research activities is recorded when research services are delivered.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax. Income tax expense for the year ended December 31, 2011 consists of New York City Unincorporated Business Tax. The Company utilizes the cash basis method of accounting for income tax purposes and accrual basis of accounting for financial reporting purposes.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2011. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

3. Accounts Receivable

The Company historically has not incurred any significant bad debt expense and, accordingly, has determined an allowance for uncollectible accounts is not required.

4. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2011, the Company has a receivable of $299,436 from the clearing broker including a deposit of $109,362.

5. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2011 is as follows:

Computer and equipment	$ 122,739
Furniture and fixtures	75,195
Leasehold improvements	290,435
Investment in artwork	65,867
	554,236
Less accumulated depreciation	(388,210)
	$ 166,026

6. Commitments

The Company's lease for office space expires June 30, 2014. The lease provides for tax and operating expense escalations using the base year as specified in the lease.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2011 are as follows:

Year Ending December 31,	Amount
2012	$ 132,431
2013	129,920
2014	65,920
	$ 328,271

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Profit Sharing Plan

The Company adopted a non-qualified non-contributory profit sharing plan on January 1, 2002. All full-time employees can participate in the plan after meeting certain eligibility requirements including at least one year of service with the Company.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Rule requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2011, the Company had net capital of $1,899,279, which exceeded the regulatory requirement by $1,871,799. At December 31, 2011, ratio of aggregate indebtedness to net capital schedule is 0.21 to 1.

10. Subsequent Events

The Company has evaluated subsequent events through February 24, 2012, the date the financial statements were available for issuance.